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SECURI~~~~~~~~~~~~~~~~~~ vIISSION

04004384

RECEIVED
MAR - 1 2004
WASH

SEC FILE NUMBER
8 - 42947

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/03   AND ENDING   12/31/03
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sandalwood Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Eisenhower Parkway
                                (No. and Street)

Roseland   New Jersey   07068
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Gross   (973)
                                                (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
                    (Name -- if individual, state last, first, middle name)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 3 0 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*



OATH OR AFFIRMATION

I, __Martin Gross__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sandalwood Securities, Inc.__ , as of __December 31__ ,20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

MICHELLE KNAPP
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires May 26, 2008

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal accounting control.
☐ (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SANDALWOOD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

SANDALWOOD SECURITIES, INC.

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com



New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Sandalwood Securities, Inc.

We have audited the accompanying statement of financial condition of Sandalwood Securities, Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sandalwood Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 15, 2004

SANDALWOOD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$	2,020,052
Advisory income receivable		2,300,000
Deferred advisory fee income receivable		5,272,952
Prepaid expenses		8,719
Investments in limited partnerships		2,545
Property and equipment, net		75,998
Other assets		237,777
	$	9,918,043

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,704,839
Deferred income taxes		76,500
Total liabilities		1,781,339

Commitments and contingencies

Stockholders' equity	
Common stock, no par value,	
Class A authorized 2,500 shares,	
issued and outstanding 500 shares	5,000
Class B non voting authorized 2,500 shares,	
issued and outstanding 2,000 shares	20,000
Additional paid-in capital	602,220
Retained earnings	7,509,484
Total stockholders' equity	8,136,704
	$ 9,918,043

SANDALWOOD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations

Sandalwood Securities, Inc. (the "Company") was incorporated under the laws of New Jersey on April 27, 1990. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is also a registered investment advisor with the SEC. The Company's business is primarily comprised of investment advisory fees. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

2. Summary of significant accounting policies

Investments in Limited Partnerships

The Company's investments in limited partnerships are stated at the fair market value at each balance sheet date, with unrealized gains and losses reported in the statement of operations. Any distributions received from these partnerships are accounted for as a return of capital.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on a straight-line method over an estimated useful life of five years.

Leasehold Improvements

Leasehold improvements are amortized over the term of the lease.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Revenue and Expense Recognition from Investments

Investment transactions and the related revenues and expenses are recorded on the trade-date basis.

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation. As such, the stockholder is liable for the federal and substantially all state tax on corporate income and receives the benefit of the corporate loss.

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred state income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

SANDALWOOD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Rebate Expense

The Company has an agreement with Momentum Asset Management, Ltd and Moriah, S.A.(collectively, "Momentum"), in which the Company pays Momentum 50% of the first $500,000 and two thirds of all revenue in excess of $500,000 for all fees received by the Company for capital investments introduced by Momentum. The Company shall pay these fees within 30 days of receipt. Rebate expense was approximately $1,439,000 for the year ended December 31, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2003 are as follows:

Leasehold improvements	$	59,283
Furniture and fixtures		25,326
Software		19,950
		104,559
Less accumulated depreciation and amortization		28,561
	$	75,998

4. Commitments and contingencies

The Company is obligated under an office lease expiring in November 2006. In addition to base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts.

Rent expense was approximately $54,000 for the year ended December 31, 2003.

The future minimum annual lease payments are as follows:

Year ending December 31,		
2004	$	39,449
2005		41,364
2006		34,470
	$	115,283

4

SANDALWOOD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

5. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $315,000, which was approximately $201,000 in excess of its minimum requirement of $114,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. State income taxes

The deferred state income tax liability is the result of differences between the accrual method of accounting for financial reporting and the cash basis for income tax reporting. The current and deferred portions of state income tax expense included in the statement of operations are as follows:

	Total	Current	Deferred
State income taxes	$ 27,478	$ 9,478	$ 18,000

8. Deferred advisory fee income

Effective October 1, 1997, the Company entered into separate deferred advisory fee income agreements that call for the Company to provide advisory services for several investment partnerships and to receive a portion of the general partner's management fee at his discretion. In accordance with the provisions of the agreements, a portion of these fees has been deferred by the Company and are payable between 2004 and 2008. The total amount deferred as of December 31, 2003 is $5,272,952. The majority stockholder of the Company is the general partner in these investment partnerships.

9. Employee benefit plans

The Company established a profit sharing plan to provide retirement benefits for eligible employees. The Company, at its discretion, may contribute up to ten percent of aggregate compensation of all participants in the defined contribution plan and no more than fifteen percent of aggregate compensation in the profit sharing plan. The company's contributions vest immediately. For the year ended December 31, 2003, the Company contributed $64,622 to the plan.

SANDALWOOD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

10. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

11. Related party transactions

Investments consist of partnership interests. The majority stockholder of the Company is the General Partner in these investment partnerships.

The Company has a consulting agreement with a related party. Consulting fee expense was $370,000 for the year ended December 31, 2003.